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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                         NATIONAL EDUCATION CORPORATION
                           (Name of Subject Company)
                         NATIONAL EDUCATION CORPORATION
                      (Name of Person(s) Filing Statement)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    63577110
                     (CUSIP Number of Class of Securities)

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                            PHILIP C. MAYNARD, ESQ.
                         NATIONAL EDUCATION CORPORATION
                                2601 MAIN STREET
                            IRVINE, CALIFORNIA 92614
                                 (714) 474-9400
                (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                with a copy to:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                      LOS ANGELES, CALIFORNIA  90067-4276
                                 (310) 277-1010
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         This Statement, which is being filed by National Education
Corporation, a Delaware corporation (the "Company"), constitutes Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), filed with the Securities and Exchange Commission (the "Commission") on May 2, 1997, with respect to the tender offer by Harcourt General, Inc., a Delaware corporation ("Harcourt"), and Nick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Harcourt, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.


ITEM 3.  IDENTITY AND BACKGROUND.

         Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

              On May 12, 1997, following negotiations between the Company and Harcourt, the Company and Harcourt executed an Agreement and Plan of Merger (the "Merger Agreement"). On May 13, 1997, the Company and Harcourt issued a joint press release announcing execution of the Merger Agreement. A copy of such press release is set forth as Exhibit
         (a)(3) and incorporated herein by reference.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7(a) of the Schedule 14D-9 is hereby amended and supplemented to incorporate by reference the amendment to Item 3(b) set forth in this Statement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                                                                               Sequentially
Exhibit                                                                          Numbered
Number           Description                                                       Page
--------         -----------                                                       ----
Exhibit (a)(1)   Press Release, dated May 1, 1997, issued by National
                 Education Corporation                                                *

Exhibit (a)(2)   President's Letter to the Stockholders, dated May 2,
                 1997                                                                 *

Exhibit (a)(3)   Joint Press Release, dated May 13, 1997, issued by
                 National Education Corporation and Harcourt General, Inc.           __

Exhibit (c)(1)   1986 Stock Option and Incentive Plan, as amended                     *

Exhibit (c)(2)   Amended and Restated 1990 Stock Option and Incentive
                 Plan                                                                 *

Exhibit (c)(3)   Amended and Restated 1991 Directors' Stock Option
                 and Award Plan                                                       *

Exhibit (c)(4)   National Education Corporation Supplemental
                 Executive Retirement Plan, as amended                                *

Exhibit (c)(5)   Supplemental Benefit Plan for Non-Employee Directors                 *





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
Exhibit (c)(6)   Executive Employment Agreement between National
                 Education Corporation and Sam Yau                                    *

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         *       Previously filed as an exhibit to, or incorporated by
                 reference to a previously filed document in, the Schedule
                 14D-9





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1997                  NATIONAL EDUCATION CORPORATION


                                      By: /s/ PHILIP C. MAYNARD
                                          ---------------------------------
                                          Name: Philip C. Maynard
                                          Title: Vice President, Secretary
                                          and General Counsel